LEADING BRANDS AND LIQUID MEDIA GROUP ANNOUNCE CLOSING OF ARRANGEMENT

Vancouver, Canada, August 9, 2018, Leading Brands, Inc. (NASDAQ: LBIX)(“LBIX”) and Liquid Media Group Ltd. ("Liquid") are pleased to announce the closing of the previously announced (see news releases dated September 15, 2017 and January 15, 2018 of LBIX and September 19, 2017 and January 15, 2018 of Liquid) business combination by plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid was aquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX will change its name to “Liquid Media Group Ltd.” and Liquid will change its name to “Liquid Media Group (Canada) Ltd.” In this news release, LBIX post-Arrangement is referred to as the Resulting Issuer.

The Arrangement, which was first announced on September 17, 2017 and later amended on January 14, 2018, was approved by Liquid Shareholders at Liquid’s special meeting of shareholders held on July 11, 2018. LBIX shareholders approved the issuance of LBIX Shares to Liquid shareholders in connection with the Arrangement, among other things, at LBIX's special meeting held on July 23, 2018. On July 27, 2018, Liquid obtained a final order approving the Arrangement from the Supreme Court of British Columbia.

Pursuant to the Arrangement, former holders of Liquid common shares are entitled to receive 0.5741 of one common share of the Resulting Issuer for every one Liquid common share surrendered (the “Exchange Ratio). Letters of transmittal were mailed to former Liquid shareholders providing instructions on how to exchange their Liquid share certificates for Resulting Issuer certificates. Following completion of the Arrangement, the Resulting Issuer has 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid shareholders, representing 69.7% of the Resulting Issuer’s issued and outstanding shares.

The common shares of the Resulting Issuer to be issued in connection with the Arrangement are currently listed on NASDAQ under the ticker symbol ‘LBIX’. Effective August 10, 2018, the new trading symbol of the Resulting Issuer shares will be ‘YVR’. The Resulting Issuer is applying for an order under applicable securities laws that Liquid cease to be a reporting issuer in all jurisdictions in Canada in which it is reporting.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of LBIX and Liquid dated June 8, 2018 (the "Information Circular"). A copy of the Information Circular and other meeting materials can be found under both LBIX's and Liquid’s profiles on the SEDAR website at www.sedar.com.

About the Resulting Issuer

The Resulting Issuer will carry on Liquid’s business as a film and entertainment company engaged in aggregating mature production service companies into a vertically-integrated global studio, and producing content for all platforms including film, TV, gaming and VR, through its network of shared services.

On behalf of the board of directors of Liquid and LBIX

“Charles Brezer”

Charles Brezer
Director

For additional information regarding Liquid and LBIX, contact:
Daniel Cruz
778-840-4571
Email: info@liquidmediagroup.co

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). More particularly and without limitation, this news release contains forward-looking statements and information concerning the continued listing of the Resulting Issuer’s common shares on NASDAQ and the ceasing of Liquid to be a reporting issuer. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by LBIX and Liquid with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. Anticipated synergies and efficiencies or other intended benefits of the Arrangement and the share consolidation may not be realized, and the prospects of the Resulting Issuer will remain subject to all the general risks associated with the entertainment industry and financial markets in general.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Resulting Issuer undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.